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                              November 2, 2023

       Rafael Pinedo
       President and Principal Executive Officer
       CAM Group, Inc.
       5900 Balcones Drive,
       Suite 100
       Austin, TX 78731

                                                        Re: CAM Group, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed October 13,
2023
                                                            File No. 024-12339

       Dear Rafael Pinedo:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A, Filed October 13, 2023

       Cover Page

   1. We note that you plan to make an offering of 600,000,000 shares of common stock.
                                                        However, your charter
states that you have authorized only 100,000,000 shares of
                                                        common stock, which on
its face is insufficient to accommodate the proposed offering.
                                                        Please tell us how you
plan to proceed.
   2. Please disclose on the cover page that there is substantial doubt about your ability to continue as a going
concern. Please include a cross-reference to the going concern disclosure elsewhere in
the offering circular.
       Description of Business
       Organization and History, page 26

   3. We note your disclosure on page 27 that you are currently contemplating a merger with
                                                        Technomeca Defense,
Inc., an entity headquartered in Spain. Please clarify how you
 Rafael Pinedo
FirstName  LastNameRafael  Pinedo
CAM Group,    Inc.
Comapany 2,
November   NameCAM
              2023     Group, Inc.
November
Page 2     2, 2023 Page 2
FirstName LastName
         intend to remain eligible under Rule 251(b)(1) of Regulation A if the merger with a
         Spanish entity occurs.
4. We note your disclosure on page 26 that CAM Group Inc. previously managed "CAM
         Group," which included a Hong Kong entity referred to as "CAM HK" and a Hebei
         Province entity referred to as "CAM Hebei." Please clarify your disclosure here, and the corresponding section in the F-Pages, as to whether these two Chinese entities are still part of your business. Alternatively, if these entities have been dissolved, please state as much.
         In addition, we note that on the cover page you define CAM Group Inc. as the
         "Company." However, on page 26 you define the "Company" as "CAMG, CAM HK and
         CAM Hebei," please clarify this discrepancy.
5. Please update and clarify the status of the proposed merger with Technomeca Defense,
         Inc. In addition, regarding the Technomeca transaction, please provide the information required by Item 13 of Form 1-A (Interest of Management and Others in Certain
         Transactions) or tell us why you believe such information is not required.
6. Regarding the judgment against the company that you learned about on August 16, 2022, and your subsequent appeal, please provide a materially complete description of the matter. In doing so, at a minimum, please disclose the following information:

                the name of the court that issued the judgment against you, and the date of the judgment.

                the names of the plaintiffs in the litigation that resulted in the judgments, any current or prior relationships between them and you, and the status of any efforts by them to collect the judgment.

                a description of the legal claims upon which the judgement was based, and a description of the alleged factual basis underlying such claims.

                recognizing the magnitude of the judgment relative to the size of your assets, please provide appropriate risk factor disclosure of the risks to you if the judgment is
              enforced against you, and update your Management   s Discussion
and Analysis of
              Financial Condition accordingly.

                the name of the court to which you have appealed the judgment and the status of the appeal.

General

7. We note the inclusion of financial statements for the years ended December 31, 2022 and
         2021. Please revise the offering circular to also provide an interim balance sheet as of a date no earlier than six months after the most recently completed fiscal year end. Refer to
         Part F/S(b)(3)(B) of Form 1-A.
 Rafael Pinedo
CAM Group, Inc.
November 2, 2023
Page 3
8. In addition to qualifying a Regulation A offering with the Commission, issuers in Tier 1 offerings must register or qualify their offering in any state in which they seek to offer or sell securities pursuant to Regulation A. Please provide a written representation confirming that at least one state has advised the company that it is
       prepared to qualify or register the offering.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071
with any other questions.



                                                             Sincerely,
FirstName LastNameRafael Pinedo
                                                             Division of
Corporation Finance
Comapany NameCAM Group, Inc.
                                                             Office of Trade &
Services
November 2, 2023 Page 3
cc:       Frank I Igwealor, Esq.
FirstName LastName